Exhibit 8.1

List of Subsidiaries

Company	Country
Betterware, BLSM Latino América Servicios, S.A. de C.V.	Mexico
Betterware, Betterware de Guatemala, S.A.	Guatemala
Betterware, Programa Lazos, S.A. de C.V.	Mexico
Betterware, Innova Catálogos, S.A. de C.V.	Mexico